Exhibit 18
Preferability Letter
Audit Committee of the Board of Directors
Meridian Bioscience, Inc.
As stated in note 1(g) to the consolidated financial statements of Meridian Bioscience, Inc. and Subsidiaries (the “Company”) for the fiscal year ended September 30, 2007, the Company changed its accounting policy for inventory costing at its Life Science division from lower of last-in, first out (LIFO) cost or market to lower of first-in, first-out (FIFO) cost or market. Management believes the newly adopted accounting principle is preferable in the circumstances because it conforms substantially all of the worldwide inventories to a consistent basis of accounting and it provides better comparability to industry peers. At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.
It should be recognized that professional standards have not been established for selecting among alternative principles that exist in this area or for evaluating the preferability of alternative accounting principles. Accordingly, we are furnishing this letter solely for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.
Based on our review and discussion, we concur with management’s judgment that the newly adopted accounting principle is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find unreasonable.
Very truly yours,
/S/ GRANT THORNTON LLP